                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  SCHEDULE 13D

                    Information to be Included in Statements
                   Filed Pursuant to 13d-1(a) and Amendments
                       thereto filed pursuant to 13d-2(a)

                          COLUMBIA LABORATORIES, INC.
                                (Name of Issuer)

                          COMMON STOCK $ .01 PAR VALUE
                         (Title of Class of Securities)

                                   197779101
                                 -----------------
                                 (CUSIP Number)

                                 DAVID M. KNOTT
                      485 UNDERHILL BOULEVARD, SUITE 205,
                  SYOSSET, NEW YORK 11791-3419 (516) 364-0303
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 6, 1998
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP No.197779101

===================================================================================================
1           Name of Reporting Person                                             David M. Knott
            S.S. or I.R.S. Identification No. of above Person                    SS# ###-##-####
---------------------------------------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group*                    (a) [X ]
                                                                                 (b) [  ]
---------------------------------------------------------------------------------------------------
3           SEC Use Only
---------------------------------------------------------------------------------------------------
4           Source of Funds*                                                     PF, OO
---------------------------------------------------------------------------------------------------
5           Check Box if Disclosure of Legal Proceeding is Required
            Pursuant to Items 2(d) or 2(e)                                       [ ]
---------------------------------------------------------------------------------------------------
6           Citizenship or Place of Organization                                 U.S.A.
---------------------------------------------------------------------------------------------------
Number of          7          Sole Voting Power                                 917,900
Shares

Beneficially       8          Shared Voting Power                                82,600
Owned by

Each               9          Sole Dispositive Power                            917,900
Reporting

Person            10          Shared Dispositive Power                           89,200
With
----------------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person              1,007,100
----------------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                               [ ]
---------------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                            3.5 %
---------------------------------------------------------------------------------------------------
14  Type of Reporting Person*                                                     IN
===================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

====================================================================================================
1         Name of Reporting Person                                      Knott Partners. L.P.
          S.S. or I.R.S. Identification No. of above Person             TIN# 11-2835793
---------------------------------------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group*                      (a)  [X]
                                                                                 (b)  [ ]
---------------------------------------------------------------------------------------------------
3         SEC Use Only
---------------------------------------------------------------------------------------------------
4         Source of Funds*                                                         WC
---------------------------------------------------------------------------------------------------
5         Check Box if Disclosure of Legal Proceeding is Required
          Pursuant to Items 2(d) or 2(e)                                              [ ]
---------------------------------------------------------------------------------------------------
6         Citizenship or Place of Organization                                       U.S.A.
---------------------------------------------------------------------------------------------------
Number of                            7          Sole Voting Power                  524,000
Shares

Beneficially                         8          Shared Voting Power
Owned by

Each                                 9          Sole Dispositive Power            524,000
Reporting

Person                              10          Shared Dispositive Power
With
---------------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person                  524,000
---------------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                                 [ ]
---------------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                              1.8 %
---------------------------------------------------------------------------------------------------
14  Type of Reporting Person*                                                       PN
===================================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101

====================================================================================================
1        Name of Reporting Person                                   Dorset Management Corporation
         S.S. or I.R.S. Identification No. of above Person              TIN# 11-2873658
----------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group*                         (a) [X]
                                                                                   (b) [ ]
----------------------------------------------------------------------------------------------------
3        SEC Use Only
----------------------------------------------------------------------------------------------------
4        Source of Funds*                                                               00
----------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Items 2(d) or 2(e)                                                [ ]
----------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization                                         U.S.A.
----------------------------------------------------------------------------------------------------
Number of               7          Sole Voting Power                                 345,700
Shares

Beneficially            8          Shared Voting Power                                75,400
Owned by

Each                    9          Sole Dispositive Power                            345,700
Reporting

Person                 10           Shared Dispositive Power                         75,400
With
----------------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person                    421,100
----------------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*
----------------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                                1.5 %
----------------------------------------------------------------------------------------------------
14  Type of Reporting Person*                                                          CO
====================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No.197779101


====================================================================================================
1        Name of Reporting Person                                 Mattterhorn Offshore Fund  Limited
         S.S. or I.R.S. Identification No. of above Person                           N/A
-----------------------------------------------------------------------------------------------------
2        Check the Appropriate Box if a Member of a Group*                   (a) [X]
                                                                             (b) [ ]
----------------------------------------------------------------------------------------------------
3        SEC Use Only
-----------------------------------------------------------------------------------------------------
4        Source of Funds*                                                     WC
-----------------------------------------------------------------------------------------------------
5        Check Box if Disclosure of Legal Proceeding is Required
         Pursuant to Items 2(d) or 2(e)                                           [ ]
-----------------------------------------------------------------------------------------------------
6        Citizenship or Place of Organization                                 British Virgin Islands.
-----------------------------------------------------------------------------------------------------
Number of                 7        Sole Voting Power
Shares

Beneficially              8        Shared Voting Power                        75,400
Owned by

Each                      9        Sole Dispositive Power
Reporting

Person                   10           Shared Dispositive Power                75,400
With
--------------------------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person              75,400
--------------------------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares*                                                            [ ]
--------------------------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)                         0.3 %
--------------------------------------------------------------------------------------------------
14  Type of Reporting Person*                                                  CO
===================================================================================================


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13-D

ITEM 1.  SECURITY AND ISSUER

          The class of securities to which this statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Columbia Laboratories, Inc., a Delaware corporation (the "Company"), the address of which is 2665 South Bayshore Drive, Miami, FL 33133 (Tel.: 305-860-1670).

ITEM 2.  IDENTITY AND BACKGROUND

          This statement is being filed by (i) David M. Knott, an individual whose business address is 485 Underhill Boulevard, Syosset, New York 11791,
(ii) Knott Partners, L.P., whose business address is also 485 Underhill Boulevard, Syosset, New York 11791, (iii) Dorset Management Corporation, whose business address is also 485 Underhill Boulevard, Syosset, New York 11791, and
(iv) Matterhorn Offshore Fund Limited, whose business address is c/o Citco Fund Services (Curacao) N.V., Kaya Flamboyan 9, P.O. Box 707, Curacao, Netherlands Antilles.

          David M. Knott files this statement on his own behalf and on behalf of his wife, their individual retirement accounts and their minor children.

          He also files this statement as the sole general partner of Knott Partners, L.P. (the "Partnership"), a New Jersey limited partnership that invests in securities that are sold in the public markets. The Partnership's principal activity is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign securities. The Partnership has the authority to employ various trading and hedging techniques and strategies in connection therewith.

          Mr. Knott is also the sole shareholder, Director and President of Dorset Management Corporation, a New York corporation ("Dorset"), which provides portfolio management services to a limited number of foreign and domestic individuals and entities, including Matterhorn Offshore Fund Limited ("Matterhorn"), a British Virgin Islands corporation whose principal activity is the acquisition of long and short positions in equity securities of publicly traded U.S. and foreign corporations.

          Matterhorn's sole director is Inter Caribbean Services, Ltd., an affiliate of Citco B.V.I. Limited ("CBVI"), a British Virgin Islands corporation whose business address is c/o Citco B.V.I. Limited, Wickhams Cay, P.O. Box 662, Road Town, Tortola, British Virgin Islands. The name, address and principal occupation or employment of each of the directors of Inter Caribbean Services, Ltd..is as follows:

Name                         Address                Principal Occupation or Employment
-------------------  ------------------------  --------------------------------------------
Kariem Abdellatif    c/o Citco B.V.I. Limited            Managing Director, CBVI
Fay Roberts          c/o Citco B.V.I. Limited       Assistant Managing Director, CBVI
A. J. Stocks         c/o Citco B.V.I. Limited  Director, Citco Fund Services (Curacao) N.V.

          During the last five years, neither Mr. Knott nor any of the other persons named above has been convicted in any criminal proceeding, nor has or any such other person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

          Mr. Knott, Mrs. Knott and their children are all citizens of the United States of America. Mr. Abdellatif is a Dutch citizen, Fay Roberts is a citizen of the British Virgin Islands, and Mr. Stocks is a British citizen.
 .


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source of funds used by Mr. Knott in purchasing the Common Stock directly for his own account and for the accounts of the above-named members of his immediate family was their respective personal funds. The source of funds used in making each of the acquisitions of the Common Stock purchased indirectly by Mr. Knott through the Partnership, the other persons named in Item 2 above and certain other accounts for which Dorset provides management services on whose behalf the Common Stock was acquired was the portfolio assets of the Partnership and each of such other persons.

          The aggregate amount of consideration used by Mr. Knott in making such acquisitions was $11,045,443. This amount includes all purchases of the Common Stock made by Mr. Knott, including those purchases made more than 60 days from the date of this filing. The aforementioned sources and amount of funds are more particularly set forth below:

SOURCE                                                                       AMOUNT
-------------------------------------------------------------------------  -----------
Mr. David M. Knott (includes Mr. Knott's IRA)                              $   586,950
Mrs. David M. Knott (includes Mrs. Knott's IRA and the accounts of the         166,041
 Knotts' minor children)
Knott Partners, L.P.                                                         5,396,662
Matterhorn Offshore Fund Limited                                               686,546
The Common Fund                                                              2,805,234
GAM Knott Hedge Investments, Inc.                                              905,753
Trinkaus Optima US Equities                                                    478,681
Leonard & Margaret Frierman                                                     19,576
                                                                           -----------
     TOTAL                                                                 $11,045,443
                                                                           ===========

ITEM 4.  PURPOSE OF TRANSACTION

          The acquisition of the Common Stock by Mr. Knott and the other persons named in Item 2 above was originally made solely for investment purposes, and not with a view towards influencing any extraordinary corporate transaction, any change in the Company's board of directors or management or any other change in the Company's business, corporate structure or capitalization.

          Following conversations with the persons named in the response to Item 6 below, efforts to participate on or otherwise change the Company's board of directors or management and/or changes in the Company's business strategy may be pursued by Mr. Knott, either alone or in conjunction with such other persons.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

          (a) Mr. Knott beneficially owns 1,007,100 shares of the Company's Common Stock, which represents 3.5% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by the persons named below in this Paragraph (a).

          The Partnership beneficially owns 524,000 shares of the Company's Common Stock, which represents 1.8% of all outstanding Common Stock of the Company.

          Dorset beneficially owns 421,100 shares of the Company's Common Stock, which represents 1.5% of all outstanding Common Stock of the Company and includes all of the shares beneficially owned by Matterhorn.

          Matterhorn beneficially owns 75,400 shares of the Company's Common Stock, which represents 0.3% of all outstanding Common Stock of the Company.

          (b) Mr. Knott individually (i) has the sole power to vote and to dispose of (1) 48,200 shares of the Company's Common Stock held in his and his IRA's accounts and (2) 524,000 shares held in the Partnership's account, (ii) shares with the respective account owners the power to vote and to dispose of 7,200 shares held by the accounts of Mr. Knott's minor children, and (iii) shares with the respective account owners the power to dispose of (but not to vote) 6,600 shares held by the accounts of Mrs. Knott and her IRA.

          As President of Dorset, Mr. Knott (iv) has the sole power to vote and to dispose of 345,700 shares of the Company's Common Stock and (v) shares with the respective account owner the power to vote and to dispose of 75,400 shares held in Matterhorn's account.

          The Partnership (except through its sole general partner, Mr. Knott) neither holds nor shares with any person the power to vote or to dispose of the Company's Common Stock.

          Matterhorn shares with Dorset and Mr. Knott the power to vote and to dispose of 75,400 shares held by Matterhorn.

          (c) Each transaction in the Common Stock made by the persons named in Paragraph (a) of this Item 5 during the past 60 days is described on Schedule 1 annexed hereto. All such transactions were effected in the open market in ordinary brokerage transactions through various broker-dealer firms.

          (d) Of the 1,007,100 shares of Common Stock beneficially owned by Mr. Knott, all but the 55,400 shares held in his and his IRA's accounts and the accounts of his minor children are owned on behalf of other persons or entities having the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, such shares. No individual person or entity has such right with regard to greater than five percent of the class of Common Stock.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY

          Mr. Knott is the general partner of the Partnership and acts on its behalf in accordance with its agreement of limited partnership. Through Dorset, Mr. Knott manages Matterhorn's securities portfolio pursuant to a written portfolio management agreement. Except as noted, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above.

          Mr. Knott has had conversations with Messrs. James Apostolakis and Anthony R. Campbell and others, including members of the Company's management, concerning the Company's recent performance with a view to effecting changes in the Company's board of directors or management and/or changes in the Company's business strategy. Notwithstanding these conversations, to date no arrangements or understandings have been reached with management of the Company. Mr. Knott has agreed on behalf of the persons named in Item 2 above, to share with Messrs Apostolakis and Campbell and certain other persons and entities affiliated with them the costs of common counsel to pursue these activities. Accordingly, such persons may be deemed to constitute a group, the other members of which are filing separate Schedules 13D.


ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

          Not applicable.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                /s/ David M. Knott
                               ----------------------------------
                               DAVID M. KNOTT



                              KNOTT PARTNERS, L.P.


                              By: /s/ David M. Knott
                                  -------------------------------
                                  David M. Knott, General Partner



                              DORSET MANAGEMENT CORPORATION


                              By: /s/ David M. Knott
                                  -------------------------------
                                  David M. Knott, President



                              MATTERHORN OFFSHORE FUND LIMITED

                              By:  Inter Caribbean Services, Ltd., Sole Director


                              By: /s/ Wiekert Weber
                                  ------------------------------------
                                    Wiekert Weber, Attorney-in-Fact A
                                    ----------------------------------



Dated:    July 16, 1998

TRANSACTION         PERSON NAMED IN                                     NUMBER     PRICE PER
-----------                                    TRANSACTION TYPE      ------------  ----------
DATE             ITEM 5, PARAGRAPH (A)      -----------------------   OF SHARES    SHARE ($)
-----------  -----------------------------                           ------------  ----------
    5/12/98  Mr. Knott/Partnership                 Purchase                 3,600       9.45
    5/12/98  Mr. Knott/Dorset/Matterhorn           Purchase                 2,400       9.45
    6/01/98  Mr. Knott/Dorset/Matterhorn    Redemption Distribution       (90,900)/1/   8.44
    6/01/98  Mr. Knott/Dorset                Capital Contribution          90,900 /1/   8.44
    6/02/98  Mr. Knott/Dorset/Matterhorn           Purchase                10,000       7.51
    6/04/98  Mr. Knott/Dorset/Matterhorn           Purchase                10,000       7.00
    6/08/98  Mr. Knott/Dorset/Matterhorn           Purchase                12,000       7.18
    6/11/98  Mr. Knott/Dorset                        Sale                 (18,000)/2/   6.80
    6/11/98  Mr. Knott/Dorset/Matterhorn           Purchase                 6,000 /2/   6.82
    6/11/98  Mr. Knott/Dorset                      Purchase                12,000 /2/   6.82
    6/12/98  Mr. Knott/Dorset                      Purchase                 5,700       6.96
    6/12/98  Mr. Knott/Dorset/Matterhorn           Purchase                 3,300       6.96
    6/12/98  Mr. Knott/Partnership                 Purchase                 4,000       6.96
    6/17/98  Mr. Knott/Dorset/Matterhorn           Purchase                 2,000       6.20
    6/17/98  Mr. Knott/Partnership                 Purchase                 8,000       6.20
    6/19/98  Mr. Knott/Partnership                 Purchase                 8,000       6.24
    6/22/98  Mr. Knott/Dorset                      Purchase                 5,000       6.18
    6/25/98  Mr. Knott/Dorset                      Purchase                 4,000       6.25
    6/25/98  Mr. Knott/Partnership                 Purchase                 8,000       6.25
    6/30/98  Mr. Knott/Dorset                      Purchase                 1,400       5.92
    6/30/98  Mr. Knott/Partnership                 Purchase                 4,000       5.92
    6/30/98  Mr. Knott/Dorset/Matterhorn           Purchase                   600       5.92
    7/08/98  Mr. Knott/Dorset                      Purchase                 4,000       5.54
    7/08/98  Mr. Knott/Partnership                 Purchase                14,000       5.54
    7/08/98  Mr. Knott/Dorset/Matterhorn           Purchase                 2,000       5.54
    7/09/98  Mr. Knott/Partnership                 Purchase                10,000       7.08

________________________________

/1/ These are related transactions not involving a purchase or sale which reduced Matterhorn's beneficial ownership but did not change the total number of shares beneficially owned by Mr. Knott or by Dorset as of such date.


/2/ These transactions represent crossed stock exchange transactions in which shares were purchased and sold by certain accounts managed by Mr. Knott/Dorset such that the total number of shares beneficially owned by Mr. Knott and by Dorset as of such date did not change.